8/27

02049793

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolford AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
P
THOMSON FINANCIAL

FILE NO. 82- 4403 FISCAL YEAR 4-30-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DATE: 9/9/02



Wolford

WIEN PARIS LONDON

ANNUAL REPORT 2001/02

The 2001/02 Annual Report
and Financial Statements
(1.5.2001 - 30.4.2002) of Wolford Group
which has its registered headquarters in
Bregenz on Lake Constance

The Annual Report and
Financial Statements
of Wolford Aktiengesellschaft can be
obtained in English and German
by calling 00.43.5574.690.1268
and will be available as hand-outs
at the 15th Ordinary General Meeting
of Shareholders on 3 September 2002.
The Annual Report will also be
presented on the Internet
scheduled 12 August 2002.
http://www.wolford.com

Wolford Aktiengesellschaft
Wolfordstraße 1
A-6901 Bregenz

Cover: World Novelty 'Individual Nature'

ANNUAL REPORT 2001/02

1. 5. 2001 – 30. 4. 2002

WOLFORD GROUP

Wolford

WIEN PARIS LONDON

"WE'RE KEEN ON WOLFORD"

SABRINA
PAULINE
CHAYANA
ANNE-LAURE
CHARLOTTE
AGNÈS



Collection: Autumn/Winter 2002/03
Photo by Jean-Noël L'Harmeroult



WOLFORD CONSOLIDATED KEY FIGURES

PRIOR-YEAR FIGURES ARE PRO-FORMA IN ACCORDANCE WITH IAS 8

	2001/02 TEUR	2000/01 TEUR
Turnover	137.617	143.875
EBITDA before restructuring	10.614	11.105
EBITDA after restructuring	7.748	11.105
EBIT before restructuring	887	3.047
EBIT after restructuring	-2.469	3.047
EBIT margin (% of total output) before restructuring	0,64	2,02
EBIT margin (% of total output) after restructuring	-1,77	2,02
EBT	-5.839	286
Net loss for the year/net income	-4.597	744
Capital expenditure	8.286	17.426
Amortisation and depreciation	10.216	8.058
Shareholders' equity	60.968	65.991
Net liquidity	-46.257	-41.932
Total assets	157.008	193.092
Cash flow from operating activities	4.059	5.600
Cash flow-turnover ratio in %	2,95	3,89
Cash earnings per share in EUR	0,85	1,18
Gearing in %	89,74	77,00
Equity ratio in % of balance sheet total	38,8	34,2
Average Group staff (in full-time equivalents)	1.814	1.880
Group staff as at balance sheet date (in full-time equivalents)	1.693	1.892

SHARE DATA

	2001/02 EUR	2000/01 EUR
Loss/earnings per share	-0,97	0,16
Share price at end of financial year	16,80	16,30
Dividend		0,00
High for financial year	19,45	35,47
Low for financial year	9,50	16,19
Market capitalisation in EUR million	84	82
Trading volume (average daily number of shares)	15.678	21.402

NANCY, BANKER

"In the long run Wolford products prove to be a blue chip. The longer you have them, the less you regret the investment."



The ownership structure is unchanged:

More than 50% of shares are held by the Palmers Group and by managers of the Wolford Group.

Wolford AG owns 5% of the shares. The balance represents free float.

Products:
Time Lace Trousers
Merino Cardigan

STOCK PRICE AND TRADING VOLUMES
VIENNA STOCK EXCHANGE PER 30 JUNE 2002



TRADING VOLUME
STOCK PRICE IN EUR
0
120,00
100,00
80,00
60,00
40,00
20,00
0,00
FEB 95
MAY 95
AUG 95
NOV 95
FEB 96
MAY 96
AUG 96
NOV 96
FEB 97
MAY 97
AUG 97
NOV 97
FEB 98
MAY 98
AUG 98
NOV 98
FEB 99
MAY 99
AUG 99
NOV 99
FEB 00
MAY 00
AUG 00
NOV 00
FEB 01
MAY 01
AUG 01
NOV 01
FEB 02
MAY 02

Turnover growth in the new product group reached fully 92%.



Paradise
Lace Corsage
Photo by
Francis Giacobetti
© Wolford

WOLFORD GROUP STRUCTURE

In the course of restructuring, we closed the branch offices of Wolford China Ltd. in Singapore and Taiwan. The activities of the Taiwan branch were transferred to a partner.



WOLFORD AG BREGENZ A 1950
WOLFORD (SCHWEIZ) AG St. Margrethen CH 1971
WOLFORD DEUTSCHLAND GMBH Munich D 1975
WOLFORD PARIS S.A.R.L. Paris F 1987
WOLFORD LONDON LTD. London UK 1988
WOLFORD ITALIA S.R.L. Milano I 1992
WOLFORD ESPANA, S.L. Madrid E 1993
WOLFORD SKANDINAVIA APS Copenhagen DK 1995
WOLFORD AMERICA, INC. New York USA 1996
WOLFORD JAPAN K.K. Tokyo J 1997
WOLFORD SKANDINAVIA APS Norway 1999
WOLFORD BOUTIQUES, LLC New York USA 1998
WOLFORD SKANDINAVIA APS Finland 1999
WOLFORD SKANDINAVIA APS Sweden 1999
WOLFORD CHINA LTD. Hongkong PRC 1998
WOLFORD NEDERLAND B.V. s'Hertogenbosch NL 1998
WOLFORD
DA, INC.
CDN 2000

MANAGING BOARD

Fritz HUMER, Chairman and Chief Executive Officer
Josef METZLER, Deputy Chairman
Peter SIMMA, Chief Financial Officer (from 13 August 2001)
Roberto GERONZI, Board Member (from 10 December 2001)

SUPERVISORY BOARD

Leopold BEDNAR, Chairman
Emil FLÜCKIGER, Deputy Chairman
Walter BEREUTER
Manfred WILHELM
Astrid Gilhofer (from 3 September 2001)

APPOINTED BY THE EMPLOYEES COUNCIL

Peter GLANZER
Anton MATHIS



Entrance to the Head Office of Wolford Bregenz on Lake Constance

PREFACE FROM THE CEO

The 2001/02 financial year developed very differently than the first quarter had presaged. The reversal in the growth trend for the peak-turnover months of September and October not only meant a drop in sales, but also lessened the nevertheless visible positive impact on profitability in the third and fourth quarter achieved by the consolidation and restructuring.

As well, the fourth quarter brought exceptional expenses of more than 72% of pre-exceptionals-EBT. These were expenses incurred for adjustments made to the US, Far Eastern and European businesses.

Under high pressure, we have seized great opportunities. The Wolford Group carried out an extensive restructuring that resulted in significant one-time expenses, but also a stronger starting position for the future.

The restructuring efforts at the Wolford parent company, at the subsidiaries and in the network of Wolford-owned boutiques improved the starting position for the coming financial years. Thus, the Wolford Group has a leaner cost structure, more flexible and faster development and production processes, precise delivery capability and greater efficiency in its own distribution structures.

Wolford-owned boutiques again proved the most successful distribution channel, with their turnover growing by 4%. The share of Wolford-owned retail units in Group turnover rose to 25.5%.

The boutique channel as a whole was in motion, primarily in the segment of outlets operated by retail partners. Although the number of boutiques decreased, the overall quality increased thanks to new first-rate locations.

With the trend-setting products in all product groups, Wolford succeeded in stabilising turnover intra-year. The outstanding examples were the trend-setter segments within bodyCULTURE® (up 92%) and Legwear (up 31%).

Spending for research and development was slightly stepped up. As the most conspicuous payoff, Wolford is entering the new financial year 2002/03 with a world novelty in the core business, amid concentrated advertising in the global media: Individual Nature®, a line of hosiery made from a bio-fibre developed by Wolford.

No impetus for business is expected from the macroeconomic environment. Although the trend in consumer spending is still difficult to forecast, Wolford's basic stance remains proactive and optimistic.

Fritz Humer

Bodywear's share of Group turnover declined from 38.0% to 34.6%.




CHARLOTTE, BUSINESS STUDENT
"Wolford branded products have class, and a particular attitude to glam. They meet with my style to dress up for career."

Products:
Wall Street String Body
Wall Street Tights
Fatal Opaque Tube

GROUP TURNOVER DEVELOPMENT 1950 - 2002

IN 1,000 EUR



1950
1952
1954
1956
1958
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
0
40,000
80,000
120,000
160,000

WOLFORD LEGWEAR TREND-SETTERS

Turnover in the Legwear trend-setter segment grew by 31%. Legwear's share of brand turnover rose from 48% to 52%.



PAULINE, BALLET-DANCER

"Wolford bodies and tights beautify and shape the body in a comfortable way. Above all they stimulate a ballet-dancer."

Products:
Bilbao Body
Amarillo Tights



GROUP TURNOVER
IN 1,000 EUR


160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
120.949
133.163
140.983
143.875
137.617
1997/98
1998/99
1999/00
2000/01
2001/02

IN 1,000 EUR


150.000
140.000
130.000
120.000
110.000
100.000
90.000
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0
CONTRACT
BRAND
1997/98
1998/99
1999/00
2000/01
2001/02

BRAND TURNOVER-SHARE PER PRODUCT GROUP


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
10,5%
34,6%
52,1%
ACCESSORIES
SWIMWEAR
BODYCULTURE
BODYWEAR
LEGWEAR
2001/02

BRAND TURNOVER-SHARE PER PRODUCT GROUP 1998/99 – 2001/02


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2,3%
40,2%
54,7%
10,5%
34,3%
51,2%
10,5%
38,0%
48,0%
10,5%
34,6%
52,1%
ACCESSORIES
SWIMWEAR
BODYCULTURE
BODYWEAR
LEGWEAR
1998/99
1999/00
2000/01
2001/02

Fish-net hosiery became a top seller in the trend-setter segment of the Legwear product group.





LACY STYLES

Wolford design in lace and lace look was a trend-setting line in the Bodywear, Legwear, bodyCULTURE®, Tops and Dresses segments of the autumn/winter 2001-2002 and spring/summer 2002 collections. Lacy styles achieved top results in world-wide turnover.



Rodeo Drive Set Bustier & String



PRISCILLA, HUMAN RESOURCES

"I love Wolfords. The products are rather expensive, but very strong."

Products:
Rodeo Drive String Body
Rodeo Drive Tights
Fatal Opaque Tube

AVERAGE PRICE PER UNIT
IN EUR/WHOLESALE


15,00
14,00
13,00
12,00
11,00
10,00
9,00
8,00
7,00
6,00
5,00
4,00
3,00
2,00
1,00
0,00
97/98
98/99
99/00
00/01
01/02

AVERAGE PRICE PER UNIT 1950 - 2002
IN EUR/WHOLESALE


1950
1952
1954
1956
1958
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
0,00
2,00
4,00
6,00
8,00
10,00
12,00
14,00

BRAND TURNOVER-SHARE PER PRODUCT AGE


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
28,9%
2,5%
6,4%
27,1%
25,0%
2001/02
5-x YEARS
4-5 YEARS
3-4 YEARS
2-3 YEARS
1-2 YEARS
0-1 YEAR

1998/99 –2001/02


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
45,0%
38,1%
30,7%
28,9%
3,7%
5,1%
2,9%
4,4%
4,0%
3,5%
2,5%
6,4%
15,0%
23,0%
24,2%
27,1%
23,6%
24,6%
29,2%
25,0%
1998/99
1999/00
2000/01
2001/02
5-x YEARS
4-5 YEARS
3-4 YEARS
2-3 YEARS
1-2 YEARS
0-1 YEAR

NEW PRODUCT DEVELOPMENT


250
200
150
100
50
0
BODYWEAR
LEGWEAR
81
41
40
105
54
51
146
90
56
202
139
63
226
147
79
1997/98
1998/99
1999/00
2000/01
2001/02

COLLECTION SIZE BRAND

	STYLES		SKU'S	
	Autumn/ Winter	Spring/ Summer	Autumn/ Winter	Spring/ Summer
1997/98	97	110	3.728	3.945
1998/99	135	122	3.786	3.131
1999/00	140	171	3.765	4.860
2000/01	192	208	5.417	5.815
2001/02	219	222	5.532	5.608



SABRINA, SALES GIRL
"Honestly, I spend a hell of a money on Wolford."



CHAYANA, STUDENT
"Party- and discotime is Wolford time. Wolford means hot stuff."



ANNE-LAURE, SINGER
"My mum is keen on Wolford, and so I'm too."



AGNÈS, TOURISM
"Unfortunately I cannot afford to buy all Wolford products, I fall in love with."



The value of offering a complete collection of swimwear on the world market prompted a major expansion of this product group.



The 2001/02 financial year saw the preparations for "Westwood for Wolford", a strong co-branding effort which involves six products. The most obvious eye-catcher is an Argyle pattern in fashionable colours and a special soft knit-in texture with a 3-D effect.

Vivienne Westwood:
"I know from experience that Wolford makes the best tights products, with designs and designers that are world class."

Co-branded products will begin shipping world-wide for the autumn/winter 2002-03 season.

Westwood String Body & Tights & Knee-Highs



MARKET TREND

In FY 2001/02 consolidated turnover of the Wolford Group was TEUR 137,617 (previous year: TEUR 143,875), representing a decline of 4%.

Of this total turnover, 68.6% was generated in the European Union and 31.4% in non-EU markets.

Accounting for 22.1% of turnover, Germany was the most important, but also one of the most difficult single markets. The German team was placed under new management. Customer service was transferred to the head office in Austria.

The Group's second largest market was the USA, at 15.0% of turnover.

In Austria, the third biggest market, the share of Group turnover eased by 0.5 percentage points to 12.8% as a result of the restructuring of partner boutiques.

The turnover shares of France, Switzerland and the UK changed marginally compared to the prior year.

Turnover growth was good in Italy (up 23%), Scandinavia (up 9%), CEE (up 6%) and the Netherlands (up 5%).

 Las Vegas Body & Taisha Skirt & Individual Nature Tights

TURNOVER-SHARE PER MARKET


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
25,3%
6,6%
7,5%
10,7%
15,0%
22,1%
OTHERS
UK
CH
F
A
USA
D
2001/02

TURNOVER-SHARE PER MARKET
1998/99 – 2001/02


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
21,5%
22,9%
23,8%
25,3%
7,2%
6,6%
7,0%
6,6%
8,0%
7,7%
7,4%
7,5%
11,1%
10,8%
10,9%
10,7%
6,8%
10,0%
14,6%
15,0%
28,9%
27,7%
23,0%
22,1%
OTHERS
UK
CH
F
A
USA
D
1998/99
1999/00
2000/01
2001/02

BRAND TURNOVER
EU/NON-EU


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
20,1%
25,5%
31,1%
31,4%
79,9%
74,5%
68,9%
68,6%
NON-EU COUNTRIES
EUROPEAN UNION
1998/99
1999/00
2000/01
2001/02

BRAND TURNOVER DEVELOPMENT
2001/02 VERSUS 2000/01 (MAIN MARKETS)


A
D
CH
F
I
E
UK
SCAN
NL
USA
J
FAR EAST
CEE
BRAND
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%



Baccara Lace String Body

Cost-consciousness and a focus on profitability drove the reorganisation of Wolford's boutique channel, where 21 new outlets were opened in top locations while 34 under-performing shops were closed.

As part of this distribution channel, the number of partner-owned boutiques fell from 206 to 195, a change that reflected 14 new openings and 27 closures.

In Wolford-owned boutiques, seven new openings balanced the seven closings in terms of a simple count. The total number of Wolford-owned outlets nonetheless eased by two compared to one year earlier, to 53, as two boutiques were transferred to partners.

As a result of the restructuring measures, turnover at partner-owned boutiques fell by 6%. Turnover at Wolford's proprietary boutiques climbed 4%.
The boutique channel's share of Group turnover rose from 36.4% to 37.2%.

Photo: Wolford Boutique in Bregenz. This outlet is performing well as a window to the world, a testing ground for new collections and the second largest cash generator of all Wolford boutiques.


WOW
BOUTIQUE

USA SPECIAL

In North America, Wolford Boutiques LLC, a retail subsidiary established in 1998 by Wolford America, Inc., opened six more locations in FY 2001/02:

Vancouver (7 June 2001)
Plano (3 August 2001)
Boston (21 August 2001)
Los Angeles (4 September 2001)
Tampa (14 September 2001)
Denver (22 September 2001)

The boutique in Manhasset was closed down on 24 February 2002.

USA-TURNOVER BY MONTH 2001/2002


MAY 2%
JUN 22%
JUL 26%
AUG 24%
SEP -27%
OCT -24%
NOV -9%
DEC -2%
JAN -4%
FEB 19%
MAR 16%
APR -2%
2001/02 TOTAL -1%
-30%
-20%
-10%
0%
10%
20%
30%

The intra-year turnover trend from month to month in FY 2001-02 speaks for itself. By a prodigious effort, the US operations of Wolford were able as early as November 2001 to reduce the sales contraction witnessed in September and October. In February 2002 the Wolford US business already returned to double-digit growth.


Wolford
WIEN PARIS LONDON

Century City LA


Wolford
WIEN PARIS LONDON

Chestnut Hill Boston



Cherry Creek Denver



West Park Blvd. Plano

In the CEE markets, new Wolford partner-operated boutiques opened last financial year in Warsaw, Wroclaw, Belgrade, Budapest, Cracow and Bratislava. The boutiques in Brno and Zagreb were converted to SIS units; the boutique in Prague was closed.

By 30 April 2002 the number of Wolford partner-owned boutiques in the CEE countries had increased from 24 to 27. The successful CEE network of boutiques and other vendors stretches from Kazakhstan to Bratislava.

In total, Wolford has 64 outlets in these markets that are operated by 37 partners. In FY 2001/02, Russia accounted for 40% of CEE turnover, with Ukraine, Poland and Hungary the next largest markets.

The success is credited mainly to the fact that Wolford was one of the first global brands to distinguish itself through exclusive boutiques. Yet, the expansion stage is far from over. After the European and Asian capitals, the next target locations will be regional cities. In FY 2002/03 another six to eight Wolford boutiques are to open their doors.

Photo: Wolford Boutique in Belgrade



TURNOVER-SHARE PER DISTRIBUTION CHANNEL



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
5,6%
21,8%
37,2%
CONTRACT
MULTIBRANDS
DEPT. STORES
BOUTIQUES
2001/02

TURNOVER-SHARE PER DISTRIBUTION CHANNEL 1998/99 – 2001/02



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
7,2%
5,7%
5,5%
5,6%
22,3%
20,9%
21,0%
21,8%
24,8%
31,6%
36,4%
37,2%
CONTRACT
MULTIBRANDS
DEPT. STORES
BOUTIQUES
1998/99
1999/00
2000/01
2001/02

TURNOVER WHOLESALE/RETAIL



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
WHOLESALE
RETAIL
88,6%
80,3%
75,2%
74,5%
11,4%
19,7%
24,8%
25,5%
1998/99
1999/00
2000/01
2001/02

DISTRIBUTION DEVELOPMENT

NUMBER OF CUSTOMERS (BRAND)



5.800
5.400
4.300
4.100
3.900
4.040
4.200
4.360
4.410
'93/94
'94/95
'95/96
'96/97
'97/98
'98/99
'99/00
'00/01
'01/02



TAÏNE, SCULPTURER

"Looking for elegance and comfort I have to decide on Wolford."

Products:
Time Lace Top & Trousers

BOUTIQUE DEVELOPMENT
NUMBER OF BOUTIQUES / SHARE OF GROUP TURNOVER



400
350
300
250
200
150
100
50
0
40,0%
35,0%
30,0%
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
5,8%
13,3%
21,1%
24,8%
31,6%
36,4%
37,2%
55
160
197
244
253
261
248
'95/96
'96/97
'97/98
'98/99
'99/00
'00/01
'01/02



BOUTIQUE DEVELOPMENT
NUMBER OF BOUTIQUES
300
250
200
150
100
50
0
244
253
261
248
197
160
206
205
195
205
188
157
55
53
39
48
55
53
9
NO.OF INDEPENDANT BOUTIQUES
NO.OF WOLFORD-OWNED BOUTIQUES
'95/96
'96/97
'97/98
'98/99
'99/00
'00/01
'01/02



TURNOVER BOUTIQUES
IN 1,000 EUR
60.000
50.000
40.000
30.000
20.000
10.000
0
1998/99
1999/00
2000/01
2001/02



TURNOVER MULTIBRANDS
IN 1,000 EUR
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0
1998/99
1999/00
2000/01
2001/02



TURNOVER DEPARTMENT STORES
IN 1,000 EUR
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
1998/99
1999/00
2000/01
2001/02

[illegible], MOTHER OF TWO KIDS

"[illegible] shop is at [illegible] Lafayette. I consider [illegible] hosiery as [illegible] the best in the [illegible] world. [illegible] price pays back [illegible] two years I [illegible] Wolford tights without any decline in beauty and perfection."

[illegible]
[illegible] Sweater
[illegible] Opaque [illegible]





ADVERTISING & PROMOTIONAL EXPENSES

IN 1,000 EUR / IN % OF BRAND TURNOVER



14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
5.7%
6.5%
6.0%
5.5%
7.101
8.697
8.262
7.204
1998/99
1999/00
2000/01
2001/02



The cost reduction measures taken in FY 2001/02 also extended to expenses for advertising and promotion. This expenditure item was reduced by 0.5 percentage points compared to FY 2000/01, to 5.5% of brand turnover. The in-house teams for advertising and promotion created all ads and disseminated them to every Wolford partner around the world.

"The production of customised very small batches requires extremely flexible structures and employees. We have both."

Josef Metzler

The concept of in-house training has proved itself and continues to be embraced. The group of apprentices was joined by 19 new members, bringing the total to 40 apprentices.



AVERAGE GROUP STAFF
FULL TIME


2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
1.697
1.813
1.880
1.814
1998/99
1999/00
2000/01
2001/02

TURNOVER PER EMPLOYEE
IN 1,000 EUR


100,0
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
78,5
77,8
76,5
75,9
1998/99
1999/00
2000/01
2001/02

APPRENTICES


IN APPRENTICESHIP
NEW APPRENTICES
60
50
40
30
20
10
0
4
12
5
16
6
18
5
19
14
27
19
40
16
51
'96/97
'97/98
'98/99
'99/00
'00/01
'01/02
'02/03

PERSONNEL DEVELOPMENT

	APR 99	APR 00	APR 01	APR 02
ADMINISTRATION	49	57	72	65
DISTRIBUTION	521	596	679	729
PRODUCTION	1.329	1.312	1.279	1.047
THEREOF APPRENTICES	*18*	*19*	*27*	*40*
TOTAL (HEADCOUNT)	1.899	1.965	2.030	1.841


Reorganisation at yarn suppliers led to higher expense for quality control in the Wolford yarn technology group. This ensured the quality of Wolford's end products.


The finishing methods developed by Wolford obey the principle of the natural protection of workspace, equipment, environment and the wearer's skin.





With an extensive, multi-year investment programme completed, the Bregenz location is a high-performance, innovative production centre. The facility works in a closely networked, project-oriented manner that constitutes one of Wolford's strengths.

In FY 2001/02 the processes in Bregenz were optimised and structures made more flexible. The result is shorter time to market.

Bregenz on Lake Constance is and remains the efficient location for consistent high-quality production and constant product renewal.

VALUE-ADDED
IN 1,000 EUR / ALL AT WHOLESALE



80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0
73.908
67.949
69.911
64.789
1998/99
1999/00
2000/01
2001/02

VALUE-ADDED PER EMPLOYEE
IN 1,000 EUR / ALL AT WHOLESALE



50
40
30
20
10
0
45,9
41,4
42,0
40,8
1998/99
1999/00
2000/01
2001/02

TRAININGS
TRAINING HOURS / TRAINED PARTICIPANTS



22.000
20.000
18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
1.600
1.400
1.200
1.000
800
600
400
200
0
839
10.413
1.406
12.254
1.224
11.104
TRAINING HOURS
TRAINED PARTICIPANTS
1999/00
2000/01
2001/02

PERSONNEL - MATERIAL-COST-RATE
IN % OF OPERATING PERFORMANCE



70,0%
69,0%
68,0%
67,0%
66,0%
65,0%
64,0%
63,0%
62,0%
67,6%
65,2%
67,7%
66,2%
67,1%
69,5%
68,2%
'95/96
'96/97
'97/98
'98/99
'99/00
'00/01
'01/02


MARIE-JOSE, NURSE
"I am not as tall as a lamp-post, but stretchy Wolford items defenitely have a slimming effect. Just look at me."

Gold Lace Sweater



Enhanced process and system management helped to reduce inventories of semi-finished and finished product.

The increase in material costs was in line with the rise in input prices.

Personnel expenses were lowered by adjusting staff numbers to market conditions.

CAPITAL EXPENDITURES DEVELOPMENT
TANGIBLE & INTANGIBLE ASSETS
IN 1,000 EUR / IN % OF GROUP TURNOVER



35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
22,5%
20,0%
17,5%
15,0%
12,5%
10,0%
7,5%
5,0%
2,5%
0,0%
12,2%
15,0%
21,5%
13,1%
12,1%
6,0%
14.598
28.691
18.498
17.426
1996/97 1997/98 1998/99 1999/00 2000/01 2001/02

DYEING OUTPUT & ENVIRONMENT
IN 1,000 KG



1.400
1.300
1.200
1.100
1.000
900
800
700
600
500
400
300
200
100
0
107%
84%
93%
86%
87%
105%
7,6%
6,2%
5,1%
4,3%
3,3%
4,0%
667
616
605
473
DYEING OUTPUT
IN % OF DYEING OUTPUT
CHEMICALS (%)
DYE-STUFF (%)
1996/97 1997/98 1998/99 1999/00 2000/01 2001/02

STOCKS WOLFORD GROUP
IN 1,000 EUR



30.000
25.000
20.000
15.000
10.000
5.000
0
FINISHED GOODS
UNFINISHED GOODS
24.378
23.555
20.904
16.272
17.339
17.770
15.014
11.059
7.039
5.212
5.890
5.785
1998/99 1999/00 2000/01 2001/02

STOCKS WOLFORD GROUP
PRODUCTION STEPS / IN 1,000 UNITS



6.000
5.000
4.000
3.000
2.000
1.000
0
5.452
5.443
3.110
3.114
1.313
1.647
1.039
682
30.04.2000
30.04.2001
30.04.2002
PRODUCTION STEP 1
PRODUCTION STEP 2
FINISHED GOODS
TOTAL



CAMILLE, FLIGHT ATTENDANT

"We walk around the globe on our legs. Any support-effect is most welcome. Wolford tights mean a take-off to our comfort."
Products:
Santa Barbara String Body
& Tights
Merino Cardigan
Merino Skirt

Wolford cannot simply buy its innovative prowess through yarns from yarn manufacturers or in the form of equipment from machinery makers. Our unusual ability to innovate is the result of long-term, creative attention to detail in knitting design and expertise together seamlessly, through complex production processes, into innovative high-end products that live up to the promise of Wolford's global brand.


LONG DISTANCE
SATIN TOUCH

INNOVATIVE STRENGTH

In FY 2001/02 two world novelties and six other novel products were developed in Legwear, the core business segment. The autumn/winter collection comprised 219 items.



In spring/summer a total of 222 items were produced. Every single product was delivered on time. In FY 2001/02 Wolford offered 226 new items.



R & D EXPENDITURE
IN 1,000 EUR / IN % OF GROUP TURNOVER


10.000
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
6,0%
5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
5,1%
5,1%
5,7%
6,0%
6.727
7.141
8.145
8.238
1998/99
1999/00
2000/01
2001/02

In FY 2001/02 R&D expenditure was EUR 8.24 million, or 6% of Group turnover.

This makes Wolford one of Austria's leading companies in terms of relative R&D investment.

It all began with a wish: placing Nature next to the skin. Our quest for natural materials with which to clothe the skin unleashed intensive research and development towards a goal that had never before been attained: To create tights that combine the highest possible content of natural fibre with contemporary sex appeal in look and transparency, in feel and beauty, yet offer maximum durability.

The search took us around the globe, and then into the natural world. After testing many fibres, we found that only one meet our expectations – a bio-fibre produced from a renewable resource.

To employ this fibre, we first had to develop specialised yarn technology in order to create all the qualities that modern women expect from a natural product worn against the skin. This was followed by a further advancement in knitting technology which would ensure an even stitch pattern and perfect fit. Even for the Wolford knitting artists who developed Long Distance® and Logic®, the Individual Nature® project posed a particular challenge.

The next question was how to preserve the attributes achieved through yarn and knitting technology in the industrial production process – and how to refine the product's qualities further, both technologically and sensually.

The final step in creating Individual Nature® was the development of a specialised finishing system fine-tuned for the bio-fibre. Individual Nature® will be available world-wide as tights, stay-ups and knee-highs beginning in July 2002, followed by lingerie and dresses in mid-October.



Individual Nature® Triangle Bra & Tanga

FINANCIALS

WOLFORD GROUP - BALANCE SHEET STRUCTURE
IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS (IAS)



ASSETS
EQUITY AND LIABILITIES
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
23,5%
13,9%
15,8%
2,1%
2,3%
42,4%
11,6%
13,5%
18,4%
3,4%
3,1%
50,0%
53,9%
11,9%
34,2%
48,4%
12,8%
38,8%
30.04.01
30.04.02
30.04.01
30.04.02
SECURITIES, CASH AND CASH EQUIVALENTS
ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
INVENTORIES
DEFERRED TAX ASSETS
FINANCIAL ASSETS LONG-TERM RECEIVABLES
TANGIBLE AND INTANGIBLE ASSETS, GOODWILL
SHORT-TERM LIABILITIES
LONG-TERM LIABILITIES
EQUITY CAPITAL



The fourth quarter of 2001/02 continued the improvement in operating result that began in the third quarter.

In the first half of the financial year, EBIT before restructuring and impairment write-downs was a loss of EUR 1.6 million. In the second half, EBIT on the same basis rose to a profit of EUR 3.4 million.

The one-off expenses for restructuring and exceptional write-downs on goodwill and tangible assets totalled EUR 4.2 million. In FY 2001/02 EBIT before restructuring was EUR 0.9 million. Restructuring costs and write-downs on goodwill and tangible assets made a negative difference of more than 72% in pre-tax profit (EBT) compared to the outcome excluding these factors.

Single-minded cost management tightened the staff structure in all segments of the parent company and subsidiaries. Personnel expenses fell by EUR 5.2 million to EUR 68.2 million.

In FY 2001/02 Wolford invested EUR 3.3 million in markets and EUR 5.0 million in the head office facility in Bregenz.

Financial management and controlling were reorganised.

Through concerted cost control and other financial measures, Wolford intends to reduce indebtedness in the medium term and continue to improve earnings.

Central Park String Body
Fatal Opaque Tube
Central Park Tights

EBIT/EBITDA
IN 1,000 EUR



12.000
10.000
8.000
6.000
4.000
2.000
0
-2.000
-4.000
10.614
7.835
3.374
2.779
1.644
-1.730
EBIT PRIOR TO RESTRUCTURING ACTIVITIES AND EXTRAORDINARY GOODWILL AMORTISATION
EBITDA PRIOR TO RESTRUCTURING ACTIVITIES
1ST HALF YEAR 01/02
2ND HALF YEAR 01/02
FY 01/02 TOTAL

EARNINGS BEFORE INTERESTS & TAXES
IN 1,000 EUR / IN % OF OPERATING PERFORMANCE

PRIOR-YEAR FIGURES ARE PRO-FORMA IN ACCORDANCE WITH IAS 8



15.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
-2.000
-4.000
-6.000
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
-2,00%
-4,00%
EBIT
EBIT MARGIN
8,96%
12.258
4,23%
6.268
2,02%
PRIOR TO RESTRUCTURING ACTIVITIES
0,64%
887
-2.469
-1,77%
1998/99
1999/00
2000/01
2001/02

EBT - CASH FLOW
IN 1,000 EUR

PRIOR-YEAR FIGURES ARE PRO-FORMA IN ACCORDANCE WITH IAS 8



20.000
15.000
10.000
5.000
0
-5.000
-10.000
EBT
CASH FLOW
14.527
9.896
8.217
6.202
5.600
4.059
286
-5.839
1998/99
1999/00
2000/01
2001/02

PROFIT/LOSS/SHARE - CASH EARNINGS/SHARE
IN EUR

PRIOR-YEAR FIGURES ARE PRO-FORMA IN ACCORDANCE WITH IAS 8



2,50
2,00
1,50
1,00
0,50
0,00
-0,50
-1,00
-1,50
2,10
2,04
1,66
1,18
0,91
0,85
0,16
-0,97
1998/99
1999/00
2000/01
2001/02
PROFIT/LOSS PER SHARE
CASH EARNINGS PER SHARE

CAPEX - DEPRECIATION - CASH FLOW
IN 1,000 EUR



12.000
10.000
8.000
6.000
4.000
2.000
0
10.216
8.285
1.087
INTANGIBLE
ASSETS
7.198
TANGIBLE
ASSETS
4.059
CAPEX
DEPRECIATON
CASH FLOW

IN 1,000 EUR



8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
7.037
1.937
2.678
1.755
2.166
1997/98
1998/99
1999/00
2000/01
2001/02

GROSS LIQUIDITY - LOANS
NET LIQUIDITY

IN 1,000 EUR



GROSS LIQUIDITY
LOANS
NET LIQUIDITY
100.000
80.000
60.000
40.000
20.000
0
-20.000
-40.000
-60.000
52.728
76.098
-23.370
45.444
87.376
-41.932
18.236
64.493
-46.257
30.04.2000
30.04.2001
30.04.2002

EQUITY CAPITAL RATIO

IN % OF BALANCE SHEET TOTAL



50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
37,1%
34,2%
38,8%
30.04.2000
30.04.2001
30.04.2002





Wolford proudly presents a world novelty: Individual Nature® will come in legwear and lingerie of the finest bio-fibre ever spun and knitted. Through intensive research and development, Wolford's yarn and knitting technology team has brought this innovation to a market-ready stage for the Wolford core business. The worldwide launch of Individual Nature® will be publicised in a global media drive.

Both Long Distance® and the expanded Logic® line are expected to remain strong sellers in FY 2002/03.

The inventive power of the Wolford team in R&D, design and production is also being harnessed for a relaunch of the Wolford classics. The market demand for attractive lingerie, which led to turnover growth of 92% in the bodyCULTURE® segment, is being used to enlarge the collection to 45 items. Swimwear too is being expanded to a total of 45 products. The co-branding under the slogan "Westwood for Wolford" is not only creating something new in the design market, but is also further invigorating Wolford's already-prolific in-house design management. Among others, scholarship recipients from Central Saint Martins in London, Vienna University of Applied Arts, and Vienna Fashion Institute will provide creative input as designers in residence.

Improving the company's profitability remains the top priority. In parallel with strict cost management, the Group's controlling and financial management have been restructured with the goal of reducing debt over the medium term. Prospective investments in markets are analysed for their earnings contribution and return on investment. With these criteria firmly in mind, four Wolford-owned boutiques are to be opened this year, in Madrid, Lyon, Maastricht and San José.

The macroeconomic environment meanwhile is not expected to boost business materially. The trend in consumer behaviour remains difficult to predict.

In the opportunity scenario, Wolford will therefore build on its strengths, including innovation, technology and performance in the market.



Rose Lace Top & String

In financial year 2001/02 the Supervisory Board fulfilled the responsibilities placed upon it by the law and the Articles of Association. Four meetings of the Board were held, as well as two meetings of the Balance Sheet Audit Committee. The Management Board continually reported to the Supervisory Board both orally and in writing on the progress of business and of the performance of WOLFORD AG and its subsidiaries.

The Annual Accounts and Directors' report of WOLFORD AG and the Consolidated Group accounts as of April 30, 2002 and the Directors' report were examined by the auditors, ERNST & YOUNG WIRTSCHAFTSPRÜFUNGS- UND STEUERBERATUNGSGESELLSCHAFT MBH, who were appointed in accordance with § 270 of the Austrian Commercial Code.

The Annual Accounts and the Consolidated Group Accounts Statements were found to satisfy statutory regulations and the provisions of the Articles of Association. Since no objections were raised, an unqualified audit opinion was issued. The Directors' Report agrees with the Annual Accounts and Consolidated Group Accounts.

The Supervisory Board has approved the Annual Accounts as of April 30, 2002, and given its approval to the Directors' Report. The Accounts for 2001/02 are thus approved in accordance with § 125/2 of the Stock Corporation Law (Aktiengesetz).

The Supervisory Board has approved the Group Accounts, as well as the Directors' Report.

The Consolidated Group Accounts 2001/02 established according to International Accounting Standards (IAS) were also audited by ERNST & YOUNG WIRTSCHAFTSPRÜFUNGS- UND STEUERBERATUNGSGESELLSCHAFT MBH, and were duly granted an unqualified audit opinion and were also approved by the Supervisory Board.

The Supervisory Board has examined and approved the following proposal for the allocation of result: The Managing Board will recommend waiving dividend payments and carrying forward the net result of TEUR -11,033.

Bregenz, in July 2002

Leopold Bednar
Chairman of the Supervisory Board



REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated financial statements of Wolford AG as of 30 April 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The audit of certain subsidiaries was performed by other auditors.

Our opinion insofar as it relates to the amounts included for those subsidiaries, is based solely on the report of the other auditors.

We conducted our audit in accordance with International Standards on Auditing established by the International Federation of Accountants Committee (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wolford AG at 30 April 2002, and the results of its operation and its cash flow for the business year 1 May 2001 to 30 April 2002 and have been properly prepared in conformity with International Accounting Standards issued by the International Accounting Standards Committee (IASC).

Pursuant to Austrian commercial law, the Director's Report and the group's adherence to requirements for exemption from the compilation of the consolidated financial statements prepared in accordance with the Austrian Commercial Code must be examined.

We certify that the Director's Report is in compliance with the consolidated financial statements and that the legal requirements are met to exempt Wolford AG from the obligation of preparing consolidated financial statements in accordance with the Austrian Commercial Code.

Vienna, 26 June 2002

ERNST & YOUNG WIRTSCHAFTSPRÜFUNGS- UND STEUERBERATUNGSGESELLSCHAFT MBH

Dr. Walter Wetzer
Wirtschaftsprüfer

Dr. Karl Priester
Wirtschaftsprüfer

CONSOLIDATED PROFIT AND LOSS ACCOUNT - IAS

TEUR	Notes	2001/2002	2000/2001
Sales revenues	(1)	137.617	143.875
Other operating income	(2)	3.179	3.091
Change in finished goods and work-in-progress		-1.664	3.681
OPERATING OUTPUT		**139.132**	**150.647**
Cost of materials and services		-26.779	-31.310
Personnel expenses	(3)	-68.178	-73.405
Amortisation/depreciation of intangible and tangible assets		-8.174	-7.191
Amortisation of goodwill	(4)	-1.553	-867
Other operating expenses	(5)	-33.328	-35.128
Foreign exchange gain/loss		-233	301
OPERATING RESULT BEFORE RESTRUCTURING		**887**	**3.047**
Expenses for restructuring	(6)	-3.356	0
OPERATING RESULT AFTER RESTRUCTURING		**-2.469**	**2.948**
Finance income	(7)	-2.349	-1.568
Income from investments	(8)	-283	-453
Interest on employee benefit obligations		-738	-741
RESULT ON ORDINARY ACTIVITIES		**-5.839**	**286**
Income taxes	(9)	1.242	458
CONSOLIDATED LOSS/NET INCOME		**-4.597**	**744**
EARNINGS PER SHARE (EUR)		**-0,97**	**0,16**

CONSOLIDATED BALANCE SHEET - IAS
AS AT 30 APRIL 2002

ASSETS

TEUR	Notes	30.04.2002	30.04.2001
NON-CURRENT ASSETS	(10)		
Tangible assets		72.197	73.129
Goodwill		2.933	5.459
Intangible assets		3.439	3.255
Interests		3	3
Financial investments		3.822	4.219
Long-term receivables and assets	(11)	1.116	313
		83.510	86.378
DEFERRED TAX ASSET	(12)	5.285	3.992
CURRENT ASSETS			
Inventory	(13)	28.839	30.425
Receivables and other assets	(14)	21.138	26.853
Securities and shares	(15)	13.192	40.359
Cash and cash equivalents		5.044	5.085
		68.213	102.722
TOTAL ASSETS		**157.008**	**193.092**

 See Notes to Consolidated Financial Statements

EQUITY AND LIABILITIES

TEUR	Notes	30.04.2002	30.04.2001
SHAREHOLDERS' EQUITY	(16)		
Share capital		36.350	36.350
Capital reserves		1.817	1.817
Reserves for financial instruments available for sale		-989	-745
Hedging reserves		-160	0
Revenue reserves		34.002	39.117
Translation component		-305	-800
Treasury stock		-9.748	-9.748
		60.968	65.991
LONG-TERM LIABILITIES			
Long-term financial liabilities	(17)	7.817	9.797
Employee benefit obligations	(18)	11.722	12.499
Other long-term liabilities	(19)	556	602
		20.095	22.897
SHORT-TERM LIABILITIES			
Current portion of long-term liabilities		2.558	2.475
Bank loans and overdraft	(20)	54.118	75.105
Income tax provisions		569	821
Short-term accruals	(21)	7.948	8.455
Accounts payable-trade		5.190	9.423
Other liabilities		5.562	7.925
		75.945	104.204
TOTAL EQUITY AND LIABILITIES		**157.008**	**193.092**

See Notes to Consolidated Financial Statements

CASH FLOW STATEMENT - IAS
FOR THE FINANCIAL YEARS 2001/2002 AND 2000/2001

	TEUR	Notes	2001/2002	2000/2001
Result of ordinary activities			-5.839	286
+	Depreciation and amortisation		10.216	8.058
-(+)	Gain (Loss) on the disposal of fixed assets		1.091	10
-(+)	Gain (Loss) on the disposal of securities		583	664
+(-)	Translation adjustments		446	756
+(-)	Change in employee benefit obligations		-777	541
-(+)	Change in long-term receivables and assets		-803	-202
+(-)	Change in other long-term liabilities		-45	-26
-(+)	Change in inventories		1.586	-3.850
-(+)	Change in short-term receivables and other accounts receivable		6.982	5.031
+(-)	Change in short-term provisions		-518	-788
+(-)	Change in accounts payable		-4.964	461
+(-)	Change in other short-term liabilities		-2.363	-340
-(+)	Taxes on income paid (received)		-1.537	-5.001
=	***CASH FLOW FROM OPERATING ACTIVITIES***		**4.059**	**5.600**
+	Proceeds from the sale of securities	(23)	26.349	13.135
-	Purchases of securities		-108	-14.060
+	Proceeds from the sale of fixed tangible and intangible assets		97	56
-	Purchases of goodwill		0	-160
-	Purchases of intangible assets		-1.087	-1.290
-	Purchases of tangible assets	(24)	-6.468	-15.975
=	***CASH FLOW FROM INVESTING ACTIVITIES***		**18.783**	**-18.294**
+	Change in short-term borrowings		-20.904	10.910
+	Change in long-term borrowings		-1.979	369
-	Treasury stock		0	-2.609
-	Dividends paid		0	-3.525
=	***CASH FLOW FROM FINANCING ACTIVITIES***		**-22.883**	**5.145**
Change in cash and cash equivalents			-41	-7.549
Cash and cash equivalents at the beginning of the period		(22)	5.085	12.634
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		***(22)***	**5.044**	**5.085**

 See Notes to Consolidated Financial Statements

TEUR	Share capital	Capital reserves	Reserves for financial instruments available for sale	Hedging reserves	Revenue reserve	Translation component	Treasury stock	Total
AS OF 30 APRIL 2000	**36.336**	**1.817**	**-1.261**	**0**	**41.505**	**-252**	**-7.139**	**71.006**
Dividends paid 1999/2000	0	0	0	0	-3.525	0	0	**-3.525**
Net income	0	0	0	0	680	0	0	**680**
Other changes without effect on income	14	0	516	0	391	-548	-2.609	**-2.236**
AS OF 30 APRIL 2001	**36.350**	**1.817**	**-745**	**0**	**39.051**	**-800**	**-9.748**	**65.925**
Effects due to changes in accounting policies					66			**66**
AS OF 1 MAY 2001 RESTATED	**36.350**	**1.817**	**-745**	**0**	**39.117**	**-800**	**-9.748**	**65.991**
Effects due to the initial recognition of IAS 39			-183	7				**-176**
Dividends paid 2000/2001	0	0	0	0	0	0	0	**0**
Net loss for the year	0	0	0	0	-4.597	0	0	**-4.597**
Other changes without effect on income	0	0	-60	-167	-518	495	0	**-250**
AS OF 30 APRIL 2002	**36.350**	**1.817**	**-988**	**-160**	**34.002**	**-305**	**-9.748**	**60.968**

CONSOLIDATED MOVEMENT OF ASSETS AS OF 30 APRIL 2002

TEUR	As of 1 May 2001 Gross value	Translation adjustments	Additions	Disposals	Reclassi-fication	As of 30 April 2002 Gross value
	Development of acquisition and production costs					
LONG-TERM ASSETS						
Tangible assets						
Land, rights similar to land	54.627	-96	3.056	920	19.258	75.925
Thereof basic value	0	0	0	0	0	0
Machinery and equipment	26.585	0	1.814	387	-97	27.915
Fixtures, fittings, tools and equipment	23.019	-24	2.053	1.121	103	24.030
Prepayments and assets under construction	19.266	0	276	0	-19.264	278
TOTAL TANGIBLE ASSETS	**123.497**	**-120**	**7.199**	**2.428**	**0**	**128.149**
Goodwill	**8.179**	**-114**	**0**	**842**		**7.223**
Intangible assets						
Concessions, industrial property rights and simular rights as well as licenses in such rights and values	4.808	-1	452	20	0	5.239
Real estate rights	2.591	-2	635	0	0	3.224
Payment on account for intangible assets	0	0	0	0	0	0
TOTAL OTHER INTANGIBLE ASSETS	**7.399**	**-3**	**1.087**	**20**	**0**	**8.463**
TOTAL INTANGIBLE ASSETS	**15.578**	**-117**	**1.087**	**862**	**0**	**15.686**
Interests						
Shares of related companies	0	0	0	0	0	0
Other interests	3	0	0	0	0	3
TOTAL INTERESTS	**3**	**0**	**0**	**0**	**0**	**3**
Financial investments (held to maturity)	**4.230**	**0**	**0**	**0**	**0**	**4.230**
TOTAL LONG-TERM FINANCIAL ASSETS	**4.230**	**0**	**0**	**0**	**0**	**4.230**
TOTAL LONG-TERM TANGIBLE ASSETS	**143.308**	**-237**	**8.286**	**3.290**	**0**	**148.067**

Depreciation and amortisation							Net values	
Accum. Depr./Am. 1May 2001	Translation adjustments	Additions	Disposals	Reclassi-fication	Changes with-out effect on income	As of 30 April 2002	As of 1 May 2001	As of 30 Arpil 2002
13.829	-25	2.511	474	0	0	15.840	40.798	60.085
0	0	0	0	0	0	0	0	0
21.167	0	1.822	387	0	0	22.603	5.419	5.313
15.373	-11	3.054	906	0	0	17.510	7.646	6.520
0	0	0	0	0	0	0	19.266	279
50.369	**-36**	**7.387**	**1.767**	**0**	**0**	**55.953**	**73.129**	**72.197**
2.720	**-45**	**1.931**	**316**	**0**	**0**	**4.289**	**5.459**	**2.933**
3.223	0	744	18	0	0	3.950	1.585	1.289
920	0	154	0	0	0	1.075	1.670	2.149
0	0	0	0	0	0	0	0	0
4.143	**0**	**898**	**18**	**0**	**0**	**5.025**	**3.255**	**3.439**
6.863	**-45**	**2.829**	**334**	**0**	**0**	**9.314**	**8.714**	**6.371**
0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	3	3
0	**0**	**0**	**0**	**0**	**0**	**0**	**3**	**3**
12	**0**	**0**	**0**	**0**	**397**	**409**	**4.219**	**3.822**
12	**0**	**0**	**0**	**0**	**397**	**409**	**4.219**	**3.822**
57.244	**-81**	**10.216**	**2.101**	**0**	**397**	**65.676**	**86.065**	**82.393**



The Wolford Group ("Wolford" or "the Group") is an international manufacturer of high-quality hosiery, bodywear, swimwear, and bodyCULTURE® lingerie for the luxury market. The parent company is a stock company incorporated in Bregenz, Austria.

The foreign subsidiaries operate solely as sales companies distributing the products manufactured by the parent company.

I. GENERAL INFORMATION

1. BASIC ACCOUNTING PRINCIPLES

The consolidated financial statements of Wolford AG for the financial year 2001/2002 (1 May 2001 – 30 April 2002) have been prepared in compliance with the International Accounting Standards (IAS) issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board (IASB).

All IAS and interpretations of the Standing Interpretation Committees (SIC) applicable to the financial year 2001/2002 and adopted by the International Financial Reporting Interpretations Committees (IFRIC) have been used as amended.

The consolidated financial statements have been prepared in accordance with the Group Accounting Act (KonzAG) (§ 245a HGB, the Austrian Commercial Code) promulgated in March 1999. Under this act, a parent company preparing consolidated financial statements and a group management report in accordance with internationally accepted accounting standards shall be exempt from preparing financial statements based on the rules of the national Commercial Code.

A number of items reported in the prior year's financial statements have been regrouped in accordance with the layout used for the current financial year.

All reports compiled by the Group for the financial year 2001/2002 are stated in thousand euro (TEUR).

2. CONSOLIDATED ENTITIES

The scope of consolidated entities has been defined in accordance with IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). In addition to the parent company, the following subsidiaries have been included in the consolidated financial statements:

Name of Company	*Registered Office*	*Direct holding in %*
Wolford Deutschland GmbH,	Munich	100
Wolford (Schweiz) AG,	St. Margrethen	100
Wolford Paris S.a.r.l.,	Paris	100
Wolford London Ltd.,	London	100
Wolford Italia s.r.l.,	Milan	100
Wolford España S.L.,	Madrid	100
Wolford Scandinavia ApS,	Copenhagen	100
Wolford America, Inc.,	New York	100
Wolford Japan K.K.,	Tokyo	100
Wolford Nederland B.V.,	´s-Hertogenbosch	100
Wolford China Ltd.,	Hong Kong	100
Wolford Canada, Inc.,	Vancouver	100
		Indirect holding in %
Wolford Boutiques, LLC,	New York	100

In the reporting year, the number of fully consolidated companies remained unchanged.

The financial statements of all major fully consolidated domestic and foreign entities have been audited by independent auditors and received an unqualified audit opinion. The correctness of the reconciliation of companies' financial statements prepared to local regulations to separate financial statements prepared in accordance with uniform Group accounting policies and IAS has also been confirmed.

In accordance with IAS 27, the effective closing date of the consolidated accounts is the closing date of the parent company.

SIGNIFICANT DIFFERENCES BETWEEN IAS AND AUSTRIAN ACCOUNTING REGULATIONS (HGB)

Differences in concept

Austrian accounting regulations are characterised by a strong focus on creditor protection and therefore place particular emphasis on the principle of prudence. In addition, the commercial financial statements are also the authoritative basis for tax assessment, which is another major influencing factor in preparing financial statements conforming to Austrian accounting regulations.

The primary objective in preparing financial statements in accordance with IAS is to provide shareholders and investors with information suitable for use in decision-making. Therefore, IAS place more importance than the Austrian Commercial Code on the comparability of financial statements, both between periods and between the statements of different enterprises.

Specific differences which are of particular importance for these financial statements are outlined below:

Fixed assets/leasing

Under HGB, lease and rental contracts are recognised mainly on the basis of legal ownership. In the absence of applicable rules, leased or rented assets are capitalised according to the criteria employed for tax purposes.

Under IAS, leases are classified on the basis of the extent to which the risks and rewards incident to ownership of a leased asset lie with the lessor or the lessee, with the substance of an agreement taking precedence over its legal form.

Financial assets

Under HGB, financial assets are carried at the lower of cost or fair value when a decline in value is other than temporary. Recognition of temporary declines in value is optional.

Under IAS, financial assets, depending on their classification, are carried at amortised cost using the effective interest method or at fair value gross of transaction costs.

Securities

Under Austrian accounting regulations, securities held as current assets are carried at the cost of acquisition or lower market value. Under IAS, securities reported as short-term assets are carried at fair value, with the recognition of temporary changes in market value depending on their category. Where securities are held for trading purposes, changes in value have to be recognised in income; with securities available for sale, changes in value are recognised either in the profit and loss account or directly in equity (revaluation reserve).

Inventories

In accordance with an option provided under Austrian HGB, Wolford does not include voluntary social expenses in production costs. As IAS do not provide any options in this regard, production (conversion) costs according to IAS also include voluntary social expenses.

Deferred taxes

Under HGB, the recognition of deferred tax assets resulting from timing differences between the results for financial reporting purposes and the tax base is optional. The recognition of deferred tax assets set up for carry-forwards of tax losses is not allowed.

Under IAS, both deferred tax assets and deferred tax liabilities have to be recognised in respect of all temporary differences arising between tax and commercial accounts, calculated by applying the current tax rate. Deferred tax assets are also set up in respect of carry-forwards of losses which are expected to reverse within the foreseeable future.

Provisions for pensions and termination payments

In accordance with the Austrian HGB, the Company provides for pension costs based upon actuarial valuations using the entry age method and a discount rate of 6%.

Termination payments are provided for by the use of a present value calculation applying a discount rate of 4%. Salary increases are not taken into account. An employee turnover rate of 10% is applied.

In conformity with IAS 19, provisions for pensions and termination payments were calculated using a compounding rate of 3% (salary increases and inflation rate) and the commonly used discount rate of 6%. Overall, an interest rate of 3% was therefore applied in calculating provisions for pensions and termination payments.

Hedging/derivative financial instruments

Under HGB, hedging transactions are carried on the balance sheet only when a loss is imminent. Under IAS, such transactions are considered to constitute "fair-value hedges" if they serve to hedge against the risk of a change in the fair value of a recognised asset or liability. Transactions serving the purpose of hedging against the risk of changes in future cash flows are classified as "cash-flow-hedges" and carried at fair value. According to their classification, any gains or losses resulting from a change in fair value are recognised either as income or expenses or directly in equity.

Derivative financial instruments, for which "hedge accounting" is not allowed under IAS, are stated at their fair value. Any resulting gains or losses are recognised as income or expense.

Foreign currency translation

With the exception of depreciation and earnings carried forward, which are translated at the closing rate of the period, the items in the profit and loss accounts of subsidiaries not using the euro as their reporting currency are translated at the average exchange rate for the period. The difference between items of the profit and loss account translated at the respective exchange rates and the annual profit/loss translated at the exchange rate ruling at the balance sheet date is recognised in shareholders' equity as part of the translation component.

Foreign currency transactions

In conformity with HGB, foreign currency denominated monetary items shown in the balance sheet are translated as follows: if reported on the assets side, at the exchange rate ruling at the transaction date or the lower closing date rate; on the liabilities side, at the exchange rate ruling at the transaction date or the higher closing date rate. Unrealised exchange gains are therefore not recognised. Under IAS, monetary asset items and liabilities are carried at the closing rate. Unrealised exchange gains and losses are therefore recognised as income or expense.

3. ACCOUNTING POLICIES

All amounts stated in the consolidated financial statements of Wolford AG and its subsidiaries have been presented in thousand EURO (TEUR). All companies included in the consolidated accounts have adopted 30 April as the balance sheet date.

The financial statements of all entities covered have been prepared in accordance with uniform group accounting policies.

The first-time application of IAS 39/Changes in accounting policies

IAS 39 was applied for the first time in the financial year 2001/2002. This resulted in a reduction in equity by TEUR –176 from the previous year's level (also see Movements in Shareholders' Equity).

For the purpose of computing employee benefit obligations ("social capital"), actuarial profits and losses were recognized in the past in accordance with IAS 19, using the corridor method. On 12 June 2002, the Austrian parliament voted for Betriebliches Mitarbeitervorsorgekassengesetz (BMVG; an act regulating employers' contributions to employees' pension and termination funds) to enter into force on 1 July 2002. Under this legislation, employment contracts closed on or after 1 January 2003 will no longer be subject to the defined-benefit termination pay regulations that were applicable in the past but will be governed by a defined-contribution system. Due to the steady decline in the number of employment contracts subject to the previous rules and the redundancies implemented under the restructuring programme in the financial year ended, the corridor method was not applied in setting up provisions for termination payments. The previous year's figures were adjusted in accordance with IAS 8. In the financial year 2001/2002, this change in the accounting policy resulted in a reduction of provisions for termination payments by TEUR 922 (2000/2001: about TEUR 99). The adjustment of the revenue reserves made necessary by this change was carried out net of the respective deferred taxes (also see Movements in Shareholders' Equity).

Tangible assets

In accordance with IAS 16, property, plant and equipment are carried at cost and depreciated over their expected useful lives, using the straight-line method.

Interest expense on borrowings raised to finance property, plant and equipment the production or acquisition of which comprises an extended period of time is not capitalised.

Scheduled straight-line depreciation of tangible assets is based on the following estimated useful lives:

Buildings	10 to 50 years
Machinery and equipment	4 to 20 years
Other equipment, furniture and fixtures	2 to 10 years

In the event of major impairment losses in excess of scheduled depreciation, assets are written down, if required, in conformity with IAS 36 "Impairment of Assets". In the reporting period, non-scheduled depreciation was recognised in the amount of TEUR 1,214.

Repair and maintenance costs relating to tangible assets are expensed as incurred. Such costs are only capitalised if it is expected that the additional expenditure will yield additional economic benefits from use of the asset in the future.

Leased property, plant and equipment which, from a substance over form perspective, are to be regarded as purchases of assets under long-term financing arrangements as the risks and rewards associated with such assets pass to the lessee, are capitalised at their fair value or lower present value pursuant to IAS 17 (Accounting for Leases). Such assets are depreciated over their useful lives. The payment obligations resulting from future lease payments are discounted and recognised as liabilities.

Items rented under other lease or rental contracts are treated as operating leases, as beneficial ownership is retained by the landlord or lessor. Rental payments are recognised as an expense.

Minor-value assets with a cost of up to EUR 400.00 are written down completely by the Austrian parent company in the year of acquisition, as is permitted under Austrian HGB.

Intangible assets

They are carried at cost and amortised on a straight-line basis over a useful life of three to six years.

Goodwill resulting from acquisitions reflected in the separate balance sheets (when equity plus hidden reserves are lower than the purchase price) is generally capitalised and amortised. When acquisitions or strategic investments are undertaken to promote qualitative and quantitative growth in the core business, goodwill is amortised over a period of 15 years, else over 10 years.

Research costs

They may not be capitalised under IAS 38 (Intangible Assets) and are expensed in the period in which they are incurred.

Development costs

They are generally also expensed as incurred. Development costs are capitalised only if the development activities are expected, with sufficient certainty, to result in future inflows of financial resources which will cover not only the normal costs but also the respective development costs. Beyond that, a number of additional criteria have to be met under IAS 38 with regard to development projects. In the financial years 2000/2001 and 2001/2002 no development costs were incurred that would have been eligible for capitalisation.

Financial instruments

In accordance with IAS 39, financial instruments are carried at their at-maturity value. The item Financial assets includes investment fund shares used to cover employee benefit obligations. The shares are held as available-for-sale and, according to IAS 39, are measured at fair value gross of transaction costs. Fair value is the equivalent of the market value of the shares at the balance sheet date. Any valuation gain or loss is recognized in equity ("Reserve for financial instruments available for sale") without any impact on income.

Securities held as short-term (current) assets

They are carried in accordance with IAS 39 at fair value as reflected by stock exchange prices at the balance sheet date. Temporary fluctuations in market value are recognised in equity ("Reserve for financial instruments available for sale"). When the securities are sold, the reserve is released and recognised as gain/loss on the disposal of financial assets.

Inventories - raw materials and supplies

They are recorded at the lower of cost or market value. Cost is determined on a weighted average price basis.

Work-in-progress and finished goods

They are valued at production cost or at the lower realisable net sales value. Production costs include all expenses which are directly related to the product, as well as all variable and fixed overheads incurred in connection with the production. Direct interest cost is not capitalised. Cost is determined on a weighted average price basis. Appropriate write-downs are made to reflect inventory risks arising from limited usefulness and slow-moving items.

Receivables

Receivables are carried in accordance with IAS 39 at the fair value of the consideration given. Other assets are capitalized at cost. Identifiable risks are recognized by setting up provisions in the requisite amounts.

Cash and cash equivalents

All cash holdings and financial investments with a term to maturity of not exceeding 90 days at the time of acquisition that are included in cash and cash equivalents are classified as liquid funds. These assets are carried at current values (marked-to-market) at the balance sheet date.

As of the balance sheet date, none of the amounts included in this item was subject to any restrictions on use.

Income taxes

Provisions set up for current taxes cover all tax liabilities known to exist at the balance sheet date. In addition, assets and liabilities are established for deferred taxes using the "Balance Sheet Liability Method" specified in IAS 12. Deferred tax liabilities and assets are set up in respect of all temporary measurement and recognition differences between the separate companies' tax and IAS balance sheets as well as for consolidation differences, applying the current tax rate. In addition, deferred tax assets are recognised in respect of carry-forwards of losses that are expected to reverse with sufficient certainty in the foreseeable future.

For domestic entities, the calculation of deferred taxes is based on a tax rate of 34%. For foreign entities, the respective local tax rate is used.

Liabilities

At initial recognition, liabilities are valued at the fair value of the consideration received. At the balance sheet date, the financial liabilities are carried at amortised cost.

Employee benefit obligations

The method used in determining employee benefit obligations is explained in the notes to the relevant balance sheet item.

Provisions

Other provisions have been set up in accordance with IAS 37 where the Company has a current obligation arising from a past event. In cases in which it was unclear whether such an obligation exists at present, a provision was set up only if the obligation was assumed to exist at the balance sheet date with a probability of more than 50%. No provisions have been made for expenses. Long-term provisions are discounted if the interest component included in the obligation is significant.

Liabilities under financial lease contracts

They are recognised in accordance with IAS 17 "Leases" at the present value of the minimum lease payments.

Earnings per share

Earnings per share are determined by dividing the group result by the number of shares issued. The buy-back of an aggregate of 250,000 shares in the financial years 1998/99, 1999/2000 and 2000/2001 has been taken into account in calculating the ratio.

Revenue recognition

Revenue on sales is recognised when title passes (at the time risks and potential rewards are transferred) or when a service has been performed. Interest income is based on effective interest rates and, like royalties and rental income, recognised on a time proportion basis.

Foreign currency translation

The financial statements of the fully consolidated foreign subsidiaries are translated in accordance with IAS 21, using the functional currency concept. With all companies, the functional currency is the respective local currency as the companies conduct their businesses as independent financial, economic and organisational entities.

With the exception of equity items (translated at historical exchange rates) all balance sheet items are translated at the mean exchange rate ruling at the balance sheet date. The profit and loss accounts are translated at average annual exchange rates.

Differences resulting from the translation of asset and liability items in the current and in the previous year as well as differences resulting from the translation of balance sheets and profit and loss accounts are recognised in equity.

The translation difference resulting from additions to/deductions from equity since initial consolidation is offset against reserves.

Differences resulting from the translation of foreign currency-denominated monetary items in separate financial statements which are caused by exchange rate fluctuations between the initial recognition of a transaction and the balance sheet date are recognised as income or expense in the respective period.

Changes in key exchange rates:

Currency	Mean exchange rate at balance sheet date		Annual average exchange rate	
	30 April 2002	30 April 2001	2001/2002	2000/2001
1 USD	1,109	1,125	1,131	1,112
100 JPY	0,864	0,911	0,904	1,007
1 GBP	1,616	1,611	1,619	1,631
100 CHF	68,371	65,021	66,975	65,050
1 CAD	0,707	0,730	0,721	0,737
100 DKK	13,454	13,396	13,433	13,407
1 HKD	0,142	0,144	0,145	0,142

If goodwill arises on the acquisition of an economically independent entity (subsidiary), it is determined in the reporting currency at the time of initial consolidation.

Hedging/derivative financial instruments

Wolford enters into forward currency transactions and one interest swap transaction to hedge its exposure to the effects of foreign currency fluctuations in respect of assets and liabilities as well as anticipated transactions. In accordance with IAS 39, hedging transactions as well as the derivative financial instruments are carried at fair value.

Consolidation methods

Acquisitions of companies are accounted for using the book value method of consolidation, under which the purchase price of the investment is offset against the corresponding equity interest in the respective consolidated subsidiary at the time of its formation/acquisition.

Elimination of intra-group balances comprises offsetting of trade accounts receivable, loans and other receivables against the corresponding liabilities and provisions between the consolidated subsidiaries.

Elimination of intra-group revenues and expenses comprises the offsetting of all expenses and revenues originating from intra-Group sales and services rendered.

Intra-Group gains or losses from the transfer of assets, if material, are offset. The same procedure is applied to material intra-Group profits from inventories.

Untaxed reserves

They are resulting from special depreciation available under tax legislation are disclosed in the consolidated financial statements under revenue reserves, net of deferred taxes.

Goodwill

Positive/negative differences arising on initial consolidation are shown as positive/negative goodwill and are amortised/released over their useful lives. Residual goodwill is examined at each balance sheet date to determine its future economic benefit. Any impairment of future economic benefit is recognised by writing down the asset to recoverable value.

Assumptions

In preparing consolidated financial statements it is necessary, to some extent, to make estimates and use assumptions influencing the carrying values of assets, provisions and liabilities, the disclosure of other obligations at the balance sheet date and the presentation of income and expenses during the reporting period. The amounts that will actually be realised in the future may differ from such estimates.

Long-term and short-term assets and liabilities

Assets and liabilities with a term to maturity of up to one year are classified as short-term (current), those with a term to maturity of more than one year as long-term (non-current). Term to maturity is determined on the basis of the balance sheet date.

II. NOTES TO THE PROFIT AND LOSS ACCOUNT

OPERATING RESULT

(1) Sales revenues

For more detailed comments on sales revenues see SEGMENT REPORTING in V. Other Information.

(2) Other operating income

TEUR	*2001/2002*	*2000/2001*
Gains on the reversal of provisions	509	144
Rental income	319	337
Reimbursement of personnel expenses	213	240
Insurance income	250	190
Other	1.888	2.180
Total	**3.179**	**3.091**

Other income includes in particular revenues from warehousing and distribution activities as well as grants, income from restaurant operations, etc.

(3) Personnel expenses

TEUR	*2001/2002*	*2000/2001*
Wages	15.410	17.622
Salaries	37.282	38.513
Statutory social insurance contributions and payroll-related levies and mandatory contributions	14.749	15.191
Pension payments	-373	1.067
Other social expenses	1.110	1.012
Total	**68.178**	**73.405**

(4) Amortisation of goodwill

The item Goodwill is net of unscheduled amortisation in the amount of TEUR 757.

(5) Other operating expenses

TEUR	*2001/2002*	*2000/2001*
Taxes (excluding income taxes)	436	264
Advertising expenses	6.419	8.483
Legal and consulting fees	2.255	2.318
Rental payments	8.461	7.189
Freight costs	2.258	3.860
Travel expenses	2.263	2.667
Duties and charges	455	1.084
Insurance premiums	713	805
Other	10.068	8.458
Total	**33.328**	**35.128**

(6) Restructuring expenses

Breakdown of restructuring expenses incurred in the financial year 2001/2002:

TEUR	*Europe*	*North Am.*	*Asia*	*Total by item*
Personnel expenses	507	0	0	507
Depreciation and amortisation	54	436	0	490
Other expenses	744	556	1.059	2.359
Total	**1.305**	**992**	**1.059**	**3.356**

The restructuring and cost-cutting measures initiated were necessary to enable a reorientation of the Wolford Group. The main focus was on the closure of boutiques at locations that were of no strategic significance for the future and not providing a positive contribution to the result. The streamlining of the workforce at Wolford AG and its subsidiaries and the associated process upgrades will reduce the cost burden in the future.

As the overview shows, restructuring measures were implemented in Europe, North America, and Asia. The expenditure incurred for this programme was EUR 3.4 million.

In the reporting year, boutiques owned by Wolford were closed (in GB, in the US and in Japan). In addition, write-downs were recognized in 2001/2002 in respect of three boutiques (two in the US and one in Italy), the closure of which is planned for the financial year 2002/2003.

In the Asian region, the Taiwan and Singapore branches were closed, with operations in Taiwan being continued by a partner. In China, three sales outlets were transferred to partners.

RESULT FROM FINANCE AND INVESTING ACTIVITIES

(7) Financial income

TEUR	*2001/2002*	*2000/2001*
Interest and similar income	1.450	2.363
Interest and similar expenses	-3.799	-3.931
Total	**-2.349**	**-1.568**

(8) Income from investments

TEUR	*2001/2002*	*2000/2001*
Gains on the disposal and write-up of financial assets	-484	-95
Income from securities	300	306
Depreciation of financial assets and securities	-99	-664
Total	**-283**	**-453**

(9) Income taxes

Under IAS, the effective tax rate is negative for both the financial year 2001/2002 and the financial year 2000/2001.

Current tax expenditure is composed of as follows:

TEUR	*2001/2002*	*2000/2001*
Tax expense in the financial year:		
Austria	25	117
Foreign	332	421
Deferred tax expense/income		
Austria	-1.599	-1.732
Foreign	0	736
Total	**-1.242**	**-458**

Reconciliation of tax expense based on Austrian corporate income tax rate of 34% to the effective tax rate for the period:

TEUR	*2001/2002*	*2000/2001*
Result before taxes	-5.839	286
Tax expense at a tax rate of 34%	1.985	-98
Foreign tax rates	437	0
Non-temporary differences		
Write-down of goodwill and consolidation measures	2.069	1.635
Tax-free allowances	234	0
Tax-exempt income from equity interests	614	0
Previous years' taxes	-21	-61
Losses in respect of which no deferred tax asset has been set up	-2.108	-1.161
Reversal of deferred tax assets set up in prior years	-1.990	0
Other	23	143
Effective tax expense	**1.242**	**458**
Effective tax rate	**Negative**	**Negative**

III. NOTES TO THE BALANCE SHEET

ASSETS

(10) Long-term (non-current) assets

Movements in long-term assets are disclosed in detail in the Fixed Assets Schedule. The currency translation effect resulting from the translation of foreign entities' assets at beginning-of-period and end-of-period exchange rates is also disclosed separately.

Tangible assets (Property, plant and equipment)
Movements in "Property, plant and equipment" are disclosed in detail in the Fixed Assets Schedule, which forms part of the consolidated financial statements.

Property, plant and equipment includes leased asset items, which on account of the substance of the lease contracts have to be reported as assets held by the Wolford Group. Such assets include specifically leased buildings. At 30 April 2002, the amount capitalised in this respect was TEUR 682 (30 April 2001: TEUR 728). It is carried under the balance sheet item "Land, rights similar to land, and buildings".

Intangible assets
Movements in intangible assets are disclosed in detail in the Fixed Assets Schedule, which forms part of these financial statements.

Amortisation taken in respect of intangible assets is shown in the Fixed Assets Schedule and is reported in the profit and loss account under the item "Depreciation of intangible and tangible assets".

Financial assets
The item Financial Assets includes investment fund shares. The shares shown are available-for-sale in accordance with IAS 39 and are recognized at fair value, which is the equivalent of market prices at the balance sheet date. The write-down of fair value in the financial year 2001/2002 amounted to TEUR 120 and was recognized directly in equity.

(11) Long-term receivables

TEUR	*30 April 2002*	*30 April 2001*
Receivables - trade	0	0
Other receivables and assets	1.116	313
Total	**1.116**	**313**

(12) Deferred tax asset

The deferred tax asset arises from the following temporary measurement and recognition differences between IAS accounts and the corresponding tax base:

TEUR	*30 April 2002*	*30 April 2001*
Deferred taxes (assets):		
Equity interests	3.710	1.075
Allocations to Employee Benefit Obligations	483	670
Adjustment of prior year's allocations to Employee Benefit Obligations	0	-34
Deferred taxes on tax loss carry-forwards	1.604	2.302
Securities	129	18
Foreign currency translation	157	0
Other	86	864
Deferred taxes (assets)	**6.169**	**4.895**
Deferred taxes (liabilities):		
Consolidation entries	-179	-8
Property, plant and equipment	-236	-95
Inventory valuation	-59	-60
Foreign currency translation	0	-725
Other	-410	-15
Deferred taxes (liabilities)	**-884**	**-903**
Deferred tax asset	**5.285**	**3.992**

Due to the uncertainty inherent in any medium-term planning and the projected restructuring measures, the probability assessment according to IAS 12 does not provide sufficient assurance regarding the eventual utilisation of the deferred tax assets set up by subsidiaries in the preceding year. Therefore, TEUR 1,990 were reversed in the financial year 2001/2002 and recognized as expense.

In accordance with IAS 12, a deferred tax asset in the total amount of TEUR 17,966 has been set up in respect of carry-forwards of losses which are expected to reverse in the future.

SHORT-TERM ASSETS

(13) Inventories

A detailed classification of inventories is provided below:

TEUR	*30 April 2002*	*30 April 2001*
Raw materials and supplies	4.758	5.481
Work in progress	5.785	7.039
Finished goods and merchandise	18.296	17.905
Total	**28.839**	**30.425**

(14) Receivables and other assets

TEUR	*30 April 2002*	*30 April 2001*
Receivables - trade	18.577	21.572
Other receivables and assets	1.411	4.229
Accruals	1.150	1.052
Total	**21.138**	**26.853**

Receivables-trade include TEUR 0 (30/04/2001: TEUR 0) evidenced by bills of exchange. The item Accruals does not include any borrowing costs or discounts (30/04/2001: TEUR 0).

(15) Securities

This item includes euro-denominated bonds as well as investment fund certificates and investment fund shares. For more details see FINANCIAL INSTRUMENTS in V. Other information

SHAREHOLDERS' EQUITY AND LIABILITIES

(16) Share capital

The share capital of the Company consists of 5,000,000 shares, each share representing an equal interest in the share capital.

Company's share capital
Under the statutes of Wolford AG, the Managing Board was authorised to increase the Company's share capital by another EUR 18,168,209 by issuing new shares, in tranches if desired, before or on 1 October 2001. This option was not used.

Capital reserves
Appropriated capital reserves represent share premiums (net of issuing costs) earned on the issue of shares in the financial year 1995.

Reserves for financial instruments available for sale
The revaluation reserve resulting from the remeasurement of financial instruments is carried under equity net of applicable income taxes.

Hedging reserves
In accordance with IAS 39, this item reflects gains and losses from hedging instruments used to hedge against the risk of changes in future cash flows (cash-flow hedge) (for explanations regarding risk management please see V. Other Information).

Treasury shares
In the reporting year, the Company did not buy back any share capital. The Company holds 5% of the share capital.

(17) Long-term (non-current) financial liabilities

Long-term financial liabilities are composed of as follows:

TEUR	*30 April 2002*	*30 April 2001*
European Recovery Program ("ERP") loan at a fixed rate of 3.5% through June 1997, from July 1997 at a fixed rate of 3.58%, repayable in semi-annual instalments, beginning July 1997 through Dec. 2002	727	1.453
ERP loan at a fixed rate of 3.5 % through June 2000, repayable in semi-annual instalments, beginning July 2000 through January 2005, from July 2000 at variable rate of 4%	2.180	2.907
ERP loan at a fixed rate of 2.5% through January 2000, repayable in semi-annual instalments, beginning January 2000 through June 2005, from January 2000 at a variable interest rate of 4%	135	174
ERP loan at a fixed rate of 2.5% through January 2002, repayable in semi-annual instalments, beginning January 2002 through July 2006	1.635	1.817
ERP loan at a fixed rate of 1.5% through December 2002, repayable in semi-annual instalments, beginning January 2003 through July 2007	3.852	3.852
Variable-rate CHF loan at a rate 2.5% subsidised by Vlbg, repayable in semi-annual instalments through January 2006	597	712
Variable-rate CHF loan at a rate of 2.5% subsidised by Vlbg, repayable in semi-annual instalments through July 2002	99	239
FFF research promotion loan/province Vlbg.	1.150	1.118
Total	**10.375**	**12.272**
Thereof current portion	**2.558**	**2.475**

Long-term bank liabilities are collateralised by securities in the amount of TEUR 9,225 held as fixed or current assets (30/04/2001: TEUR 11,169).

(18) Employee benefit obligations

Allocations to Employee Benefit Obligations (provisions for pensions and termination benefits, provisions for jubilee bonuses) have been calculated in accordance with IAS 19 (revised 1998).

Pension provisions

Wolford AG has direct pension obligations to current and previous members of the Managing Board based on individual commitments. Actuarial gains and losses are recognised/amortised using the corridor method.

In calculating entitlements using the Projected Unit Credit Method, the following parameters were applied:

Biometric data	*AVÖ 1999 by Pagler & Pagler "Salaried Employees"*
Interest rate	*6,0 % p.a.*
Wage/salary increase	*3,0 % p.a.*
Average employee turnover	*10,0 % p.a.*

Provisions for termination payments

Under current legislation, employees of the Austrian parent company are entitled to a one-off severance payment when employment is terminated by the Company or on their retirement. The amount of the termination payment is dependent on the years of service completed and compensation earned at the time of termination.

In calculating entitlements using the Projected Unit Credit Method, the following parameters were applied:

Biometric data	*AVÖ 1999 by Pagler & Pagler "Salaried Employees"*
Interest rate	*6,0 % p.a.*
Wage/salary increase	*3,0 % p.a.*
Average employee turnover	*10,0 % p.a*
Age at retirement	*61,5/56,5 years**

**The increase in the early retirement age for female employees from 2019 has been taken into account.*

Movements in the Austrian parent company's provisions for pensions and termination benefits during the reporting financial year were as follows:

TEUR	*2001/2002*	*2000/2001*
Present value of termination benefit and pension obligations as of 1 May	11.551	11.142
Service cost	773	787
Interest expense	675	690
Less: pension and termination benefit payments	-1.439	-1.088
Less: actuarial gains/losses	-837	20
Present value of obligations as of 30 April	10.723	11.551
Actuarial gains/losses not recognised (accumulated)	-282	-196
Provisions reported in the balance sheet as of 30 April	**10.441**	**11.355**

Provision for jubilee bonuses

The provision for jubilee bonuses in the amount of TEUR 1,146 (30/04/2001: TEUR 1,045) has also been computed in accordance with IAS 19 (revised 1998).

In calculating entitlements using the Projected Unit Credit Method, the following parameters were applied:

Biometric data	*AVÖ 1999 by Pagler & Pagler "Salaried Employees"*
Interest rate	*6,0 % p.a.*
Wage/salary increase	*3,0 % p.a.*
Average employee turnover	*10,0 % p.a*

(19) Other long-term (non-current) liabilities

TEUR	*30 April 2002*	*30 April 2001*
Liabilities under financial leases	390	448
Other	166	154
Total	**556**	**602**

SHORT-TERM (CURRENT) LIABILITIES

(20) Bank loans and overdrafts

Analysis of short-term liabilities to banks in the financial years 2001/2002 and 2000/2001:

TEUR	*30 April 2002*	*30 April 2001*
Variable-rate export promotion loans (KRR)	20.348	20.348
0.37% to 0.48% variable-rate bank loan in JPY	9.610	10.060
3.7% variable-rate bank loan in EUR	12.291	37.536
3.65% fixed and variable-rate loan facility	6.395	6.395
2.23% variable-rate bank loan in USD	5.474	766
Total	**54.118**	**75.105**

(21) Short-term accruals

TEUR	*30 April 2002*	*30 April 2001*
Personnel-related accruals:		
Unconsummated vacation	3.088	2.899
13th and 14th salaries	2.130	2.088
Overtime	103	172
Hedge transactions	127	488
Other	2.500	2.808
Total	**7.948**	**8.455**

"Other provisions" include derivative financial instruments carried at their fair value at 30 April 2002 (for an explanation of risk management see V. Other Information).

Movements in significant other provisions carried in accordance with IAS 37 are summarised below (in TEUR):

	Carry-forward 1 May 2001	*Used*	*Released*	*Allocated*	*As at 30 April 2002*
Unconsummated vacation	2.899	2.707	192	3.088	3.088
13th and 14th salaries	2.088	2.088	0	2.130	2.130
Overtime	172	172	0	103	103
Hedge transactions	488	171	317	127	127
	5.647	**5.138**	**509**	**5.448**	**5.448**

IV. NOTES TO THE CASH FLOW STATEMENT

The cash flow statement of the Wolford Group shows how cash and cash equivalents held by Wolford Group changed in the reporting year as a result of inflows and outflows of resources.

In the cash flow statement, cash flows are classified into cash flow from operating activities, cash flow from investing activities, and cash flow from finance activities.

The cash flow from operating activities is determined using the indirect method, based on the result from ordinary activities and adjusting it for non-cash expenses and revenues. The result plus changes in net working capital (excluding liquid funds) as shown in the balance sheet is the cash flow from operating activities. The cash flow from investing activities and finance activities is calculated according to IAS 7 using the direct method.

Inflows/outflows of resources from current operations include inflows and outflows from interest payments. As a rule, all interest expenses and revenues, with the exception of the interest component of social capital, result in cash flows.

(22) Cash and cash equivalents

The fund of liquid funds includes only cash on hand and bank balances.

(23) Gain on the disposal of securities

The cash inflow from the sale of securities was used mainly to redeem short-term loans. Loans were repaid with the aim of streamlining the financing structure of Wolford AG.

(24) Investments in tangible assets

During the reporting period, tangible assets (property, plant and equipment) were acquired in the total amount of TEUR 7.199. Cash outflow under this heading totalled TEUR 6,468.

V. OTHER INFORMATION

SEGMENT REPORTING

Wolford is an international manufacturer of high-quality hosiery, bodywear, swimwear, and body-CULTURE® lingerie. Its management information system is structured by regions (primary segment reporting).

In secondary segment reporting, the Company classifies its operations into "retail" and "wholesale".

"Retail" operations in the Wolford Group comprise all activities in its own flagship stores, boutiques and shops-in-shops. "Shops-in-shops" are sales areas in department stores managed by Wolford. The "wholesale" segment covers all business activities with retailers.



PRIMARY SEGMENTAL DATA (BY LOCATION)

TEUR	Austria		Other European Countries		North America		Asia		Consolidation		Group	
	2001/02	*2000/01*	**2001/02**	*2000/01*	**2001/02**	*2000/01*	**2001/02**	*2000/01*	**2001/02**	*2000/01*	**2001/02**	*2000/01*
SALES	**92.847**	*98.487*	**82.544**	*85.186*	**20.782**	*20.886*	**5.158**	*6.658*	**-63.714**	*-67.342*	**137.617**	*143.875*
thereof Intragroup	**63.714**	*67.342*	**0**	*0*	**0**	*0*	**0**	*0*	**-63.714**	*-67.342*	**0**	*0*
WITH 3RD PARTIES	**92.133**	*31.145*	**82.544**	*85.186*	**20.782**	*20.886*	**5.158**	*6.658*	**0**	*0*	**137.617**	*143.875*
EBIT *before restructuring*	**4.167**	*6.471*	**150**	*189*	**-3.008**	*-956*	**464**	*-1.137*	**-886**	*-1.520*	**887**	*3.047*
EBIT *after restructuring*	**3.710**	*6.471*	**-697**	*189*	**-4.000**	*-956*	**-596**	*-1.137*	**-886**	*-1.520*	**-2.469**	*3.047*
OPERATING ASSETS	**133.867**	*147.718*	**27.397**	*28.966*	**13.266**	*17.597*	**3.238**	*5.991*	**-37.774**	*-51.689*	**139.994**	*148.583*
OPERATING LIABILITIES	**86.914**	*121.640*	**22.987**	*23.997*	**9.708**	*7.869*	**8.007**	*10.262*	**-31.576**	*-36.666*	**96.040**	*127.102*
INVESTMENTS	**4.998**	*15.018*	**1.757**	*1.407*	**1.452**	*934*	**78**	*67*	**0**	*0*	**8.285**	*17.426*
AMORTISATION/DEPREC.	**5.958**	*5.240*	**1.294**	*1.182*	**2.701**	*1.323*	**263**	*313*	**0**	*0*	**10.216**	*8.058*
EMPLOYEES *headcount*	**1.306**	*1.479*	**346**	*354*	**142**	*122*	**47**	*75*			**1.841**	*2.030*

SECONDARY SEGMENTAL DATA (RETAIL AND WHOLESALE)

TEUR	Retail		Wholesale		Consolidation		Group	
	2001/02	*2000/01*	**2001/02**	*2000/01*	**2001/02**	*2000/01*	**2001/02**	*2000/01*
SALES	**35.497**	*35.895*	**110.005**	*116.870*	**-7.885**	*-8.890*	**137.617**	*143.875*
BOOK VALUE OF NON-CURRENT ASSETS	**8.659**	*10.790*	**73.734**	*75.275*	**0**	*0*	**82.393**	*86.065*
INVESTMENTS IN NON-CURRENT ASSETS	**2.166**	*1.755*	**6.119**	*15.671*	**0**	*0*	**8.285**	*17.426*

Financial instruments

Financial instruments are contract-based transactions giving rise to a right to receive cash. Under IAS 32 and IAS 39 these include, on the one hand, primary financial instruments such as trade accounts receivable and payable as well as finance accounts receivable and payable. On the other hand, they also include derivative financial instruments. These are financial statements the value of which changes as a result of changes in a specified interest rate or market price, which require no or only minor initial net investments, and which are settled at a later date. Derivative instruments are used mainly for hedging against changes in exchange rates and interest rates.

Primary financial instruments
Primary financial instruments held by the Group that may involve a credit risk include accounts receivable, cash and cash equivalents, balances with banks, financial assets and other securities and shares.

Credit risk
All sums reported as assets represent at the same time the maximum credit and default risk.

The risk actually incurred however, may be considered to be very low, as the vast majority of customers and financial institutions enjoy excellent credit ratings. In addition, the Company limits its credit risk by taking out credit insurance with Prisma Kreditversicherungs-AG and ÖKB.

Interest rate risk
On the assets side, an interest rate risk exists only in respect of the fixed-interest securities included in financial assets. Since these securities can be realised at any time, however, the interest rate risk is considered insignificant.

On the liabilities side, the financial liabilities are exposed to interest rate risk, which is hedged in part through interest rate swaps. At 30 April 2002, the respective fair value stands at TEUR -241 and is reported under "Other provisions". The changes in value of the interest rate swap, which in accordance with IAS 39 is classified as a cash flow hedge, are recognised in the equity item "Hedging reserves" net of deferred taxes.

The carrying value of liabilities to banks as of 30 April 2002 equals about their fair value based on current interest rates.

Exchange rate risk management
Exchange rate risks arising from foreign-currency denominated receivables and forecast transactions are largely hedged by the Group Treasury through currency forwards.

Derivative financial instruments
The Group Treasury uses derivative financial instruments in the form of currency forwards and a foreign-currency-denominated interest rate swap.

Currency forwards

All are currency forwards are carried at fair value in accordance with IAS 39. Part of the foreign currency forward transactions are used as fair value hedges for foreign-currency denominated receivables. Any change in fair value is recognised as income or loss. In addition, foreign currency forwards are used to hedge against changes in exchange rates relating to forecasted transactions and reported as cash flow hedges. In accordance with IAS 39, changes in value are recognised in the equity item "Hedging reserves" net of deferred taxes. The remaining transactions do not satisfy the strict documentation requirements for hedging instruments and, under IAS 39, therefore have to be classified as "held for trading".

Nominal/fair values at the balance sheet date:

	Nominal value		*Fair Value (variance from nominal value)*	
TEUR	*30 April 2002*	*30 April 2001*	*30 April 2002*	*30 April 2001*
Forward exchange contracts	11.618	13.048	-127	-61
Exchange options bought	0	4.841	0	-153
Exchange options sold	0	6.251	0	-197

The nominal values are the gross aggregates of all purchase and selling prices of the forward contracts.

The fair values of the derivative foreign exchange instruments equal the fair values of the forward deals that would have to be closed as of 30 April 2002 to settle forward exchange contracts, regardless of any adverse developments in the value of the underlying transactions.

The following sensitivity analysis shows the open transactions (forward contracts and underlying transactions). As of 30 April 2002, the following non-euro currency denominated items in the Wolford Group accounts were unsettled:

SENSIVITY ANALYSIS

		Unrealised gain/loss on			
Currency	*Fair value in TEUR*	*+% change in exchange rate*		*-% change in exchange rate*	
USD	5.323	10	29	10	-29
JPY	302	10	0	10	0
GBP	4.751	10	-8	10	8
Total	**10.376**		**21**		**-21**

Interest rate swap

The foreign-currency-denominated interest rate swap does not satisfy the requirements set out for hedging transactions in IAS 39. Therefore, the rules governing hedge accounting do not apply. In accordance with IAS 39, the foreign-currency portion of the interest rate swap therefore has to be classified as "held for trading". At 30 April 2002, fair value stands at TEUR –457 and is reported under "Other provisions".

Fair value

The carrying values of cash holdings, bank balances, receivables and other assets as well as trade payables, short-term liabilities and provisions may be regarded as reasonable estimates of their current values on account of the short-term nature of these assets and liabilities.

Cost and fair value of securities held as non-current and current assets at 30 April 2002:

TEUR	*Acquisition cost*	*Fair value*	*Unrealised gains/losses*
30 April 2002			
Long-term securities			
Investment fund shares	4.230	3.822	-408
Short-term securities			
Fixed-interest bonds in euro	9.872	9.181	-691
Variable-interest bonds in euro	1.517	1.455	-62
Investment certificates and investment fund shares	2.889	2.552	-337
Other	4	4	0
	14.282	13.192	-1.090
Total	**18.512**	**17.014**	**-1.498**
30 April 2001			
Long-term (non-current) securities			
Investment fund shares	4.230	3.953	-277
Short-term (current) securities			
Fixed-interest bonds in euro	11.589	10.739	-850
Variable-interest bonds in euro	4.338	4.393	55
Investment certificates and investment fund shares	25.174	24.853	-321
Other	386	386	0
	41.487	40.371	-1.116
Total	**45.717**	**44.324**	**-1.393**

Short-term securities valued at TEUR 11,070 (30/04/2001: TEUR 13,402) have been pledged as collateral for long-term liabilities.

STOCK OPTIONS PROGRAMME

In October 1998, Wolford AG granted executive employees of Wolford AG and group companies the option of buying shares of Wolford AG under a stock options programme. Overall, a total of 37,000 options have been granted to date. No new options were granted in the financial year 2001/2002.

To date, options have been granted as follows:
Managing Board: 10,000 options (Fritz Humer and Josef Metzler 5,000 each).
Executive employees: 27,000 options (thereof 4,000 to executive employees of subsidiaries).

The exercise price is composed of the cost price of EUR 49.49 plus interest at the rate of 4% and the cost incurred by the employer. Each option confers the right to buy one share of Wolford AG stock. The exercise period ends on 7 September 2003. The options are not transferable.

No options were exercised in the financial year ended. At 30 April 2002, the estimated value of the options granted was nil.

WORKFORCE

In 2001/2002, the Wolford Group employed an average of 1,814 employees (2000/2001: 1,880), thereof 749 wage earners (2000/2001: 853), 1,029 salaried employees (2000/2001: 1,001), and 36 apprentices (2000/2001: 26). These figures reflect employment on a full-time basis.

TRANSACTIONS WITH RELATED COMPANIES

Wolford makes a substantial part of its sales to Palmers Textil AG. Palmers Textil AG is a subsidiary of P Beteiligungs AG. The Palmers Group as a whole exercises a significant influence on Wolford AG.

Breakdown of significant revenues from sales made to related companies:

TEUR	*2001/2002*	*2000/2001*
Österreich Palmers	7.582	7.644
Österreich Gazelle AG	904	933
Deutschland Palmers	1.518	2.346
Total	**10.004**	**10.923**

Breakdown of receivables and payables:

TEUR	*2001/2002*	*2001/2002*	*2000/2001*	*2000/2001*
	Receivables	*Payables*	*Receivables*	*Payables*
Österreich Palmers	830	573	528	607
Österreich Gazelle AG	84	0	81	0
Deutschland Palmers	12	132	50	42
Total	**926**	**705**	**659**	**649**

All business transactions with related companies and persons were carried out in accordance with the dealing at arm's length principle.

FINANCE LEASES

The parent company leases a warehouse in Bregenz. In accordance with IAS, the lease is treated as a finance lease. The lease payments to be capitalised under "Property, plant and equipment" and the respective accumulated depreciation for IAS purposes are summarised below:

TEUR	*2001/2002*	*2000/2001*
Warehouse building	1.365	1.365
Depreciation (accumulated)	-682	-637
Buildings on land not owned by the Company	**683**	**728**

The annual depreciation for these assets, which are capitalised only for the purpose of the IAS statements, is TEUR 45 for the financial year 2001/2002 (2000/2001: TEUR 45).

The present value of lease obligations included in long-term liabilities is TEUR 390. This compares with the present value of a deposit in the amount of TEUR 181 recognised as "Other receivable". The present value of future minimum lease instalments is thus TEUR 209 with the following maturities (net of any increase due to index-linking clauses in contracts).

TEUR	*Present value*	*Nominal value*
Minimum rental and lease payments payable		
within one year	53	75
after one year, within five years	156	204
Total	**209**	**279**

OTHER FINANCIAL OBLIGATIONS

The Company has the following obligations under long-term rental agreements and operating leases:

TEUR	*30 April 2002*	*30 April 2001*
Minimum rental and lease payments payable		
within one year	6.853	6.424
after one year, within five years	22.575	25.374
after more than five years	8.699	8.974

Rental expenditure in the financial year 2001/2002 amounted to TEUR 6,676 (2000/2001: TEUR 7,189)

MANAGING BOARD AND SUPERVISORY BOARD

Remuneration to members of the Managing Board and to the executive officers of the Company's subsidiaries amounted to TEUR 2,302 (2000/2001: TEUR 2,528). Remuneration to members of the Supervisory Board amounted to TEUR 12 (2000/2001: TEUR 12).

In the financial year 2000/2001, the Managing Board consisted of the following members:

Fritz Humer (Chairman)
Josef Metzler (Deputy Chairman)
Peter Simma (from 13 August 2001)
Roberto Geronzi (from 10 December 2001)

In the financial year 2000/2001, the Supervisory Board consisted of the following members:

Leopold Bednar (Chairman)
Emil Flückiger (Deputy Chairman)
Walter Bereuter
Manfred Wilhelm
Astrid Gilhofer (from 3 September 2001)

The Works Council delegated the following persons to the supervisory board:

Anton Mathis
Peter Glanzer



Merino Dress

REGARDING COMPLIANCE OF THE CONSOLIDATED FINANCIAL STATEMENTS WITH IAS RULES



The Managing Board hereby declares that the 2001/2002 consolidated financial statements have been prepared in conformity with the principle of presenting a true and fair view and in full compliance with the International Accounting Standards.

Bregenz, 26 June 2002

The Managing Board

Fritz Humer m.p. ***Josef Metzler m.p.***

Peter Simma m.p. ***Roberto Geronzi m.p.***

WOLFORD AG

Wolfordstraße 1
A-6901 Bregenz
Tel. 0043/5574/690-0
Fax 0043/5574/795 44

AUSTRIA

WOLFORD WIEN
Gonzagagasse 11
A-1010 Wien
Tel. 0043/1/535 99 00
Fax 0043/1/535 23 53

GERMANY

WOLFORD DEUTSCHLAND GMBH
Maximilianstraße 34
D-80539 München
Tel. 0049/89/290 52-0
Fax 0049/89/290 52-111

FRANCE

WOLFORD PARIS S.A.R.L.
8, rue des Quatre Fils
F-75003 Paris
Tel. 0033/1 48 04 34 92
Fax 0033/1 42 71 80 39

SWITZERLAND

WOLFORD (SCHWEIZ) AG
Kornaustrasse 23
CH-9430 St. Margrethen (SG)
Tel. 071/744 90 53
Fax 0043/5574/690 589

SPAIN

WOLFORD ESPAÑA, S.L.
c/Velázquez, 10-6°D
E-28001 Madrid
Tel. 0034/91/577 56 63,
0034/91/577 57 26
Fax 0034/91/577 53 17

NETHERLANDS

WOLFORD NEDERLAND B.V.
Julianaplein 9
NL-5211 BA
´s-Hertogenbosch
Tel. 0031/73/692 86 92
Fax 0031/73/612 83 55

ENGLAND

WOLFORD LONDON LTD.
126-134 Baker Street
GB London W1U 6SH
Tel. 0044/207/935 9202
Fax 0044/207/935 1006

ITALY

WOLFORD ITALIA S.R.L.
Piazza Castello 21
I-20121 Milano
Tel. 0039/02/86 57 67
Fax 0039/02/80 48 24

SCANDINAVIA

WOLFORD SCANDINAVIA APS
Amagertorv 29, 3 sal

Denmark
1160 København K
Tel. 0045/33/14 95 60
Fax 0045/33/14 95 69

Sweden
Tel. 0046/8/678 33 36
Fax 0046/8/611 59 65

Norway
Tel. 0047/22/36 16 00
Fax 0047/22/36 16 01

Finland
Tel. 00358/9/66 68 53
Fax 00358/9/49 56 85

USA

WOLFORD AMERICA, INC.
540 Madison Avenue, 34th Floor
New York, NY 10022
Tel. 001/212/453 55 56
Fax 001/212/453 55 63

JAPAN

WOLFORD JAPAN K.K.
Kyuroku Building
2-3-8 Minami - Aoyama
Minato - ku J Tokyo 107-0062
Tel. 0081/3/3405 2957
Fax 0081/3/3405 7910

CHINA

WOLFORD CHINA LTD.
Suite 1410-11, 14/F
Natwest Tower
Times Square
1 Matheson Street
Causeway Bay
Hong Kong
Tel. 00852/2506 1133
Fax 00852/2506 1182

CANADA

WOLFORD CANADA, INC.
753 Burrard Street
CDN V6Z 1X6 Vancouver, BC
Tel. 001/604/647/0201
Fax 001/604/647/0208

BELGIUM

Wolford Belgium NV
Prins Boudewijnlaan 1F
B-2550 Kontich
Tel. 0032/3/451 39 32
Fax 0032/3/451 39 39

GREECE

P. Wol Hellas AG
D. Ralli 11
15124 Marousi Athen
Tel. 0030/1/612 99 16
Fax 0030/1/612 99 17

COREA

Young Chang Silup Co. Ltd.
7F, Munchang Bldg.
1583-8, Seocho-Dong,
Seocho-Ku, Seoul
Tel. 0082/2/597 2180
Fax 0082/2/597 2182

RUSSIA

JamilCo Ltd
Ulitsa Kulneva 4
Moscow 121170
Tel. 007/95/249 03 03
Fax 007/95/249 51 39

LEBANON

Threads & Colors
Rizk Plaza, Brummana
Tel. 00961/4/862 322
Fax 00961/4/963 067

BRAZIL

Stollar Modas E Commercial Ltda
Av. Brig. Faria Lima No 1.191
2º and. loja x-49, Jd. Paulist
BR-CEP 01451-001 Sao Paulo
Tel. 0055/11/3085 5187
Fax 0055/11/3088 8279

ARGENTINA

Felisatti S.A.
Cambay 2816-(12.100)
Montevideo - Uruguay
Tel. 0054/5982/525 60 90
Fax 0054/5982/525 60 96




"WE GIVE STRONG CREDIT TO WOLFORD"
SABRINA
PAULINE
CHAYANA
CAMILLE
ANNE-LAURE
CHARLOTTE
MARIE-JOSÉ
AGNÈS
Collection: Autumn/Winter 2002/03
Photo by Jean-Noël L'Harmeroult
© Wolford

902.841

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